Exhibit 30 (D)(VIII)

Early Values Agreement

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages. Terms used in this agreement have the meaning given to them in the policy to which it is attached to the extent they are used in the policy. To the extent any of the provisions contained in this agreement are contrary to, or inconsistent with, those of the policy, the provisions of this agreement will control.

What does this agreement provide?

This agreement waives any surrender charge that would otherwise apply under any provision of this policy as long as this agreement is in force.

How are the values of your policy affected by this agreement?

The amount available for a partial surrender, a full surrender, or for a policy loan will be larger if requested at a point in time where a surrender charge would otherwise apply. There is no impact on your death benefit.

Is there a monthly charge for this agreement?

Yes. As long as this agreement is in force, each month we will assess against your accumulation value a charge that is a percentage of your accumulation value. The maximum monthly charge is shown on the policy data pages.

When will this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date this policy is surrendered or otherwise terminates; or

(2)	the termination date shown on your policy data pages.

If the face amount of the policy is increased while this agreement is in force, a new termination date will be shown on your policy data pages.

[
President	Secretary]

ICC19-20206	Minnesota Life Insurance Company